

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Via U.S. Mail and Facsimile (716/687-4457)

April 13, 2011

Robert T. Brady
Chairman and Chief Executive Officer
Moog Inc.
Plant 24, Seneca Street
East Aurora, New York 14052-0018

> **Re: Moog Inc.**
> **Form 10-K for the Fiscal Year Ended October 2, 2010**
> **Filed December 1, 2010**
> **Definitive 14A Filed December 20, 2010**
> **File No. 001-05129**

Dear Mr. Brady:

   We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Pamela Long
                                        Assistant Director